SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549
                               -------------------
                               AMENDMENT NO. 4 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        STANDARD MICROSYSTEMS CORPORATION
             (Exact name of registrant as specified in its charter)

           Delaware                                            11-2234952
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                            Identification No.)


                                 80 Arkay Drive
                                 P.O. Box 18047
                            Hauppauge, New York 11788
                                 (516) 435-6000

                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                             David C. Fischer, Esq.
                                 Loeb & Loeb LLP
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 407-4000
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
_____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / __________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
December __, 1999


                                  20,000 shares

                        Standard Microsystems Corporation

                                  common stock

         The selling stockholder named on page 2 is offering common stock of Standard Microsystems Corporation by this prospectus. We will not receive any of the proceeds from the sale of those shares.

         The selling stockholder may sell the shares from time to time, in one or more transactions in the over-the-counter market, at market prices prevailing at the time of sale.


         Our common stock is traded in the over-the-counter market under the Nasdaq symbol SMSC, and trading in our common stock is reported in the Nasdaq National Market System. The reported closing sale price of our common stock on December 1, 1999 was $11.25 per share.


         Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        STANDARD MICROSYSTEMS CORPORATION

         Standard Microsystems Corporation is a worldwide supplier of leading-edge integrated circuits for the personal computer and related industries. We were incorporated in Delaware in 1971.

         Today, we are the world's leading supplier of personal computer input/output circuits. We have shipped over 130 million units and have an estimated worldwide personal computer input/output circuits market share exceeding 40%. Our circuits reside in personal computer products supplied by Compaq Computer Corporation, Dell Computer Corporation, Gateway 2000, Hewlett-Packard Company, IBM, Intel Corporation, and most other major personal computer and personal computer motherboard manufacturers.

         The mailing address of our principal executive offices is 80 Arkay Drive, P.O. Box 18047, Hauppauge NY 11788-8847. Our telephone number at that address is (516) 435-6000.

                                  RISK FACTORS

         Our business, financial condition and results of operations could be materially adversely affected by any of the following risks.

         The semiconductor industry changes rapidly, and we will not be profitable, unless we accurately predict future demand for our products.
The semiconductor industry experiences rapid technological change, cyclical market patterns, periods of mismatched product supply and demand, and selling price erosion. We will be unable to operate profitably or survive, unless we can accurately anticipate, in terms of price and quantity, future demand for the kinds of products we intend to make and availability of raw materials and manufacturing services. Predictions of these kinds are particularly difficult to make in the semiconductor industry.


        We will not be profitable unless we expand into new product lines. We plan to manufacutre microprocessor chipsets, which are much more complicated to produce than our current products. Existing microprocessor chipset producers have well-established market positions and make products that have already proven to be technologically and economically competitive. There can be no assurance that we will be able to compete successfully with these suppliers.
applications.

         New competition in our traditional lines of business may reduce demand for our products. The functions currently performed by our standalone input/output integrated circuits increasingly are being integrated into microprocessor chipsets manufactured by other suppliers. This may displace our input/output integrated circuits products from their current applications, as well as impede our efforts to penetrate the microprocessor chipset market.

        We must make production decisions based on customer demands that are subject to change. Increasingly, our customers impose just-in-time inventory processes on us, but we must order raw materials and manufacturing services well in advance of delivery. Also, if a customer, because of technological problems or for other reasons, delays introducing new products for which we have designed new components, but continues selling older products instead, we may be required to pay for new inventory we cannot immediately resell and may lack sufficient inventory to meet demand for our older components.


         We rely upon subcontract manufacturers, so we cannot control the availability of manufacturing capacity or production conditions like we could if we did our own manufacturing. The vast majority of our products are manufactured, assembled, and tested by independent foundries and subcontract manufacturers. Our reliance upon foundries and subcontractors involves risks, including potential lack of manufacturing availability, reduced control by us over product delivery schedules, potential lack of availability of advanced process technologies, potential fluctuations in manufacturing yields, and potential cost fluctuations.

         Because of the concentration of our business in Asia, our business is subject to foreign economic and political conditions that may be volatile and are not within our control. Many of our foundries and subcontractors, as well as the largest of our distributors, are located in Asia. Many of our customers also manufacture their products in Asia or subcontract their manufacturing to Asian companies. Currency exchange rate fluctuations, economic and trade policies, and the political environment in Asia could affect demand for and supply of our products. This region has recently experienced idle production capacity, unemployment, bank failures, reduced consumer spending and currency devaluation. Any of these factors could reduce demand for the products in which our integrated circuits are used.

         The Taiwan earthquake could significantly disrupt our operations in Taiwan. In September 1999, a major earthquake caused widespread damage and business interruptions in Taiwan. A significant portion of the world's personal computer component and circuit board manufacturing, as well as personal computer assembly, occurs in Taiwan. Many of our suppliers and customers are based in, or do significant business in, Taiwan. We are currently assessing the impact that the Taiwan earthquake may have on our operations, but we are unable, at this time, to quantify what, if any, impact the earthquake might have.


                           FORWARD-LOOKING STATEMENTS

         Some of the statements and information contained in the risk factor section and elsewhere in this prospectus are forwardlooking statements within the meaning of the federal securities laws. Forwardlooking statements involve risks and uncertainties. Our actual results and performance may be different from results expressed or implied by the forward-looking statements.


                               SELLING STOCKHOLDER

         Steven J. Bilodeau, our president and chief executive officer, owns 20,000 shares of common stock. All 20,000 shares may be offered by this prospectus. The selling stockholder may offer shares of common stock from time to time in one or more transactions in the over-the-counter market, which may involve brokers or dealers, or in private transactions. We have not entered into any agreement, arrangement or understanding with brokers or dealers regarding the shares that may be offered by this prospectus. The selling stockholder has advised us that he has not entered into any similar agreement with brokers or dealers.

         The selling stockholder has also advised us that the 20,000 shares of common stock that may be offered by this prospectus, which represent less than 1% of our outstanding common stock, are the only shares of common stock owned by him.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 30,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Preferred Stock

         The preferred stock may be issued without further stockholder approval in one or more series, with voting powers, dividend rights, designations, preferences, rights, qualifications, limitations and restrictions as determined by our board of directors.

Common Stock

         Holders of common stock are entitled to receive dividends when and as declared by our board of directors. Holders of common stock are entitled to one vote for each share on all matters. Holders of common stock do not have cumulative voting rights for the election of directors. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors to be elected at the meeting, and the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person to our board of directors. At each annual meeting of stockholders, approximately one-third of our entire board of directors is elected for a three-year term.

         If we liquidate, holders of common stock are entitled to a proportionate share in any distribution of assets after the payment of liabilities, including the payment of any amounts to which holders of any outstanding preferred stock may be entitled. Holders of common stock do not have preemptive rights, and no conversion, redemption, sinking fund or similar provisions apply to the common stock.

Stock Purchase Rights Agreement

         SMSC adopted a rights agreement. We adopted a stock purchase rights agreement on January 7, 1998 and filed it with the SEC on January 13, 1998 as an exhibit to our registration statement on Form 8-A.

         Why did SMSC adopt a rights agreement? SMSC adopted the rights agreement to help ensure that our stockholders receive fair and equal treatment in the event of any proposed acquisition of SMSC.

         What are the effects of the rights agreement on SMSC and its stockholders? The rights agreement could make it more difficult for a third party to acquire or discourage a third party from acquiring or seeking to acquire us or a large block of our common stock. The rights agreement may therefore delay, defer or prevent a change of control of SMSC that could adversely affect our stockholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with an acquisition.

         What are the stock purchase rights? Each right entitles its holder to purchase from us a unit consisting of one one-thousandth of a share of SMSC series A participating preferred stock at a cash exercise price of $50.00 per unit, subject to adjustment.

         Can I buy or sell rights or exercise them? Currently, the rights are attached to and trade only with the common stock and are not exercisable. The rights will separate from the common stock and become exercisable upon the earlier of one of the events described below.

         What events trigger the separate trading and exercisability of rights? The rights become separately tradeable and exercisable:

          * 15 days after a person or group acquires 20% or more of our outstanding common stock, unless the common stock is acquired directly from us in a transaction approved by a majority of our independent directors; or

          * ten business days after commencement of a tender or exchange offer for 30% or more of our outstanding common stock.

         Are the rights ever exercisable to buy anything besides series A participating preferred stock? Each holder of a right will be entitled to receive, upon payment of the exercise price, shares of SMSC common stock having a market value of twice the exercise price of the right if any of the following events occurs, except in a transaction directly with us if approved by a majority of our independent directors:

          * a person or group acquires 30% or more of our outstanding common stock, except in a tender or exchange offer for all our outstanding common stock at a price and on terms determined to be fair by a majority of our independent directors.

          * a person or group acquires 20% or more of our outstanding common stock and a majority of our independent directors determines that the person or group is adverse to our best interests, based on preset criteria.

          * a person or group acquires 20% or more of our outstanding common stock, and then (1) merges with us, and our common stock remains outstanding, (2) transfers assets to us in exchange for our common or other capital stock, (3) purchases from, sells to or leases to or from us goods and services on terms less favorable to us than we could have obtained from unrelated third parties, or (4) we provide financial assistance to the person or group, or it receives tax advantages from us.

          * a person or group acquires 20% or more of our outstanding common stock, and then receives a disproportionately large amount of our capital stock in a reclassification of our outstanding securities or a merger.

        If SMSC is acquired in a merger or consolidation in which SMSC is not the continuing company or if more than 50% of our assets or earning power is transferred more than 15 days after a person or group acquires 20% or more of our outstanding common stock, each holder of a right will be entitled to receive, upon payment of the exercise price, shares of common stock of the acquiring company having a market value of twice the exercise price of the right.


         When may SMSC redeem the rights? If our board of directors approves a transaction that it determines is in the best interest of our stockholders but that otherwise would cause a triggering event described above, our board may, in connection with that approval, redeem the rights for a nominal price. Once the rights are redeemed, the transaction can proceed without causing the triggering event.

         When do the rights expire? The rights will expire on January 6, 2008, unless they are earlier redeemed or their term is extended.

                          COMMON STOCK DIVIDEND POLICY

         We have never paid a cash dividend on our common stock. Our current policy is to retain earnings to provide funds for the operation and expansion of our business rather than to pay dividends.

                                  LEGAL OPINION

         Loeb & Loeb LLP, New York, New York has issued an opinion about the legality of the common stock being offered in this prospectus. David C. Fischer, a partner Loeb & Loeb LLP, is our secretary.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report on the financial statements, and are included in this prospectus and the registration statement in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements, and other information with the SEC. You may inspect and copy the filed reports, proxy statements, and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our filed reports, proxy statements, and other information also may be accessed electronically by means of the SEC's web site at http://www.sec.gov.


         We have filed a registration statement relating to the offering described in this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information which you can find in the registration statement. You are referred to the registration statement and the exhibits to the registration statement for further information.

         The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is made part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents listed below that have been previously filed with the SEC. These documents contain important information about our business and finances.

          1. SMSC's annual report on Form 10-K for the fiscal year ended February 28, 1999;

          2. SMSC's quarterly reports on Form 10-Q for the quarterly periods ended May 31, 1999 and August 31, 1999;

          3. SMSC's current report on Form 8-K dated June 14, 1999; and

          4. All other reports filed under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, including any amendments to those reports, since February 28, 1999.

         This prospectus also incorporates by reference additional documents that we may file with the SEC between the date of this prospectus and the date on which we file a post-effective amendment to indicate that either all of the shares offered by this prospectus have been sold or to deregister any shares not sold.

         You may obtain copies of the documents that are incorporated by reference in this prospectus, other than exhibits to documents that are incorporated by reference if the exhibits are not specifically incorporated by reference in this prospectus, without charge, upon written or oral request to Standard Microsystems Corporation, 80 Arkay Drive, P.O. Box 18047, Hauppauge, New York 11788, Attention: Vice President-Finance, telephone (516) 435-6000. To ensure delivery of documents, any request should be made not later than five business days before making an investment decision.

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus, and neither the mailing of this prospectus to stockholders nor the issuance of any securities under this prospectus shall create any implication to the contrary. This prospectus does not offer to buy or sell securities in any jurisdiction where it is unlawful to do so.

                                    PART II

Item 16.      Exhibits

         There are filed as a part of this registration statement, the exhibits listed on the Exhibit Index.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hauppauge, State of New York, on December 1, 1999.

                        STANDARD MICROSYSTEMS CORPORATION
                                  (Registrant)

                           By:  /S/ ERIC M. NOWLING
                                ---------------------------------
                                Eric M. Nowling
                                Vice President -- Finance
                                and Chief Financial Officer
                                (Principal Financial and
                                Accounting Officer)

     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities on December 1, 1999.

Signature                                        Title


STEVEN J. BILODEAU*                              Director, President and Chief
Steven J. Bilodeau                               Executive Officer
                                                 (Principal Executive Officer)


PAUL RICHMAN*                                    Chairman of the Board of
Paul Richman                                     Directors


JAMES R. BERRETT*                                Director
James R. Berrett


ROBERT M. BRILL*                                 Director
Robert M. Brill


PETER F. DICKS*                                  Director
Peter F. Dicks


IVAN T. FRISCH*                                  Director

Ivan T. Frisch


------------------------------


*  By:  /S/ ERIC M. NOWLING
         Eric M. Nowling
         as Attorney in Fact

                                  EXHIBIT INDEX

Location/                     Exhibit No.                    Exhibit
Incorporated by
Reference to:


  *                              5               Opinion of Loeb & Loeb LLP as
                                                 to legality of securities
                                                 being registered


  **                            23.1             Consent of Arthur Andersen LLP


  *                             23.2             Consent of Loeb & Loeb LLP
                                                 (included in Exhibit 5)


  *                             24               Power of Attorney


*Previously filed
**Filed herewith